      Nelson

     Mullins

Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 104 South Main Street / Ninth Floor / Greenville, SC 29601 Tel: 864.250.2300 Fax: 864.232.2925 www.nelsonmullins.com	John M. Jennings (Admitted in IL, NC & SC) Tel: 864.250.2207 Fax: 864.232.2925 john.jennings@nelsonmullins.com

June 8, 2012

Mr. Michael F. Johnson

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

            Re:       Southern First Bancshares, Inc.

                        Registration Statement on Form S-1

                        Filed May 7, 2012

                        File No. 333-181198

Dear Mr. Johnson:

            This letter is provided on behalf of Southern First Bancshares, Inc. (the "Company," "we," or "our") in response to the comment letters from the Securities and Exchange Commission (the "SEC" or the "Commission") dated May 14, 2012 and May 31, 2012 (the "Comment Letter"), related to its review of the Company's Registration Statement on Form S-1 filed on May 7, 2012 (File No. 333-181198) (the "Form S-1").  This letter and the Company's Pre-Effective Amendment No. 1 ("Amendment No. 1") to the Form S-1 are being filed with the Commission electronically via EDGAR.

            For ease of reference, we have repeated each of the Commission's comments below, followed by the corresponding responses of the Company.  All references to page numbers of these responses are to the pages of Amendment No. 1.

Comment Letter dated May 14, 2012

General

1.         We note the public offering price of the Preferred Shares will be determined by an auction process.  We also note the clearing price will be equal to the highest price in the auction for which the quantity of all bids at or above such price equals the number of Preferred Shares that Treasury elects to sell.  This appears to provide a great deal of discretion

With offices in the District of Columbia, Florida, Georgia, Massachusetts, North Carolina, South Carolina, Tennessee and West Virginia

Mr. Michael F. Johnson

June 8, 2012

 to the selling shareholder and little certainty to bidders participating in the auction.  It is unclear how this process provides a formula that bidders can rely on in placing their bids.  Please explain how the bidders will have certainty as to the manner in which the offering price will be determined.

Response to Comment 1:

            The auction formula is designed to establish principles of fairness among bidders such that bidders at the highest price are ensured to participate in any sale of Preferred Shares that the selling shareholder determines to pursue.  The auction formula is not designed to obligate the selling shareholder to sell Preferred Shares in the auction, regardless of price.  We do not view the selling shareholder's discretion to sell Preferred Shares in the auction as any different from the discretion of an issuer to sell securities in a primary offering once the marketing period concludes.  Nevertheless, we have made certain modifications to the auction process, as reflected in Amendment No. 1, including the addition of a  minimum bid price, intended to give further clarity to bidders.

2.         In your next amendment, please include a table of contents.  Refer to Item 502(a) of Regulation S-K.

Response to Comment 2:

            A table of contents has been added to Amendment No. 1.

3.         Please confirm that you are current with payments of the preferred dividends.

Response to Comment 3:

            The Company is current with its payments of the preferred dividends.

Prospectus Cover Page

4.         Please revise the cover page of your prospectus to identify the underwriters.  If you are unable to name the underwriters prior to acceleration of effectiveness of the registration statement, please confirm that you will identify the underwriters in a post-effective amendment filed prior to any distribution of the prospectus.  Also confirm that you will not use the prospectus before all outstanding blanks in the "Underwriting" section have been filled in.

Response to Comment 4:

Mr. Michael F. Johnson

June 8, 2012

            We will include the names of the underwriters in a pre- or post-effective amendment to the registration statement that is filed before the distribution of prospectuses to potential bidders in the auction. We also confirm that all information other than information that may be omitted pursuant to Rule 430A will be included in the prospectus prior to its distribution to such potential bidders.

5.         Revise footnote (1) of the registration statement to disclose the aggregate unpaid dividends and the amount per share as of the latest practicable date.

Response to Comment 5:

            Prior to the distribution of prospectuses to potential bidders in the auction, we will ensure that footnote (1) of the registration statement is consistent with similar disclosure of other issuers participating in the TARP auctions.

Summary

The Offering, page 2

6.         Revise under "Redemption" to indicate if the company has the current intention to redeem the preferred in the near future or before February 15, 2014.  In addition, disclose the amount of additional capital the company will need under applicable TARP rules to be in a position to request redemption.

Response to Comment 6:

            We intend to submit one or more bids for a portion of the Preferred Shares in the auction, if we receive regulatory approval to do so, provided that our aggregate purchase price would not exceed $1,000,000.  In order for us to obtain approval from our applicable regulatory authorities to redeem the Preferred Shares, we would expect that such regulatory authorities would, among other things, require us to at least satisfy our capital commitments to them after giving effect to the redemption of the Preferred Shares so approved. As of the date hereof, we can redeem up to $1,000,000 of the Preferred Shares without having to raise additional capital.  We have revised the disclosure in Amendment No. 1 accordingly.

7.         Revise under "Voting Rights" to disclose how the nomination process will work in the event that two directors are to be added.  In addition, disclose why you deferred dividend payments, whether approval was sought to pay the deferred dividends, and, if applicable, why authority was denied.  In addition, disclose the general conditions under which dividends will be allowed.

Response to Comment 7:

Mr. Michael F. Johnson

June 8, 2012

            The Certificate of Designations establishing the terms of the Preferred Shares does not specify the manner in which the nomination of directors would be conducted.  Section 5 of Article 3 of the Company's bylaws provides that in addition to nominations by the Board of Directors, shareholders may make director nominations.  Accordingly, such nominations by the holder of the Preferred Shares would not be limited and, therefore, a plurality of votes cast by the holder of the Preferred Shares would determine the election of two nominated directors, subject to applicable law.  We have revised the section entitled “Voting Rights” accordingly.

            The Company has not deferred dividend payments in the past and, therefore, we believe the second section of the comment is not applicable to the Company.

8.         Revise to disclose whether or not the company will bid in the offering.

Response to Comment 8:

            The requested disclosure on the Company's intention to bid in the auction has been added to Amendment No. 1.

Exhibits and Financial Statement Schedules, page II-2

9.         We note asterisks after the description of certain exhibits, but you provide no explanation for the asterisks and their purpose is unclear.  Please advise.

Response to Comment 9:

            The asterisks indicate each document that represents a management contract or compensatory plan or arrangement.  The legend for the asterisks has been added to page II-2 of Amendment No. 1 to explain the purpose for the asterisks.

Comment Letter dated May 31, 2012

Prospectus Cover Page:

1.         Once you have named your underwriter(s), please provide a brief description of the underwriting arrangements. For example, describe whether the underwriters may be required to purchase any specific number or dollar amount of securities in certain circumstances. Refer to Item 501(b)(8) of Regulation S-K.

Response to Comment 1:

Mr. Michael F. Johnson

June 8, 2012

            Once we have named all of the underwriter(s), we will provide a brief description of the underwriting arrangements including whether the underwriters may be required to purchase any specific number or dollar amount of securities in certain circumstances.

Summary

The Offering, page 2

2.         Please revise your summary to provide a comparison of your earnings to fixed charges.

Response to Comment 2:

            A table reflecting our ratios of earnings to combined fixed charges and preferred stock dividends has been added to page 25 of Amendment No. 1.

3.         If you intend to bid in the offering, please revise your summary to disclose the current capital ratios, for the company and the bank, and your anticipated capital ratios assuming the company is a successful bidder.

Response to Comment 3:

We are seeking regulatory approval to bid for a portion of the Preferred Shares in the auction. Therefore, the summary section in Amendment No. 1 has been revised to disclose current capital ratios for the bank and the company and our anticipated capital ratios if we are a successful bidder for the Preferred Shares we seek to redeem.

The Company acknowledges that:

•     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•     the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments related to our responses, please contact me at (864) 250-2207 or John.Jennings@nelsonmullins.com.  Please copy Michael D. Dowling, Chief Financial Officer of the Company, at mdowling@southernfirst.com on any written comments regarding our responses.

Mr. Michael F. Johnson

June 8, 2012

                                                                Sincerely,

                                                                /s/ John M. Jennings

                                                                Nelson Mullins Riley & Scarborough LLP

cc:        R. Arthur Seaver, Jr., Chief Executive Officer, Southern First Bancshares, Inc.

Michael D. Dowling, Chief Financial Officer, Southern First Bancshares, Inc.